Vail Banks, Inc.
Administrative Center
P.O. Box 1210, 20 Lindbergh Drive
Gypsum, Colorado 81637
(970) 328-9717
bburt@weststarbank.com

March 7, 2006

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cline:

The following information is provided in response to your letter dated February 7, 2006 in order of your two questions:

Your first question
•	Note 6: Goodwill and Other Intangible Assets, page F-20 -
•	“Please refer to prior comment 1 and clarify in your revisions why you are classifying a $150,000 charge as deferred tax expense.”

Our response to your first question
•
As we stated in previous letters to you, in 2003, we booked a catch-up adjustment of $150,000, which represented amortization expense for 1998 through 2001. Our restated 10-K, for the year ended December 31, 2005, to be filed no later than March 31, 2006, will reflect net income and beginning retained earnings for 2003 as if the amortization expense had been booked from 1998 through 2001. Therefore, we will reduce income tax and increase net income by $150,000 for the twelve months ended December 31, 2003. We will also reduce beginning retained earnings, as of January 1, 2002, by $150,000. There will be no impact on ending retained earnings as of December 31, 2003.

Your second question
•	Forms 10-Q in 2005 -
•	“Please refer to prior comment 4 and ensure that you include similar discussions of the changes in your segments in the footnotes to your financial statements.”

Our response to your second question
•
In our response dated January 30, 2006, to your question on Forms 10-Q in 2005, we set out our rationale for why the mortgage operation was no longer a segment. Our restated 10-K, for the year ended December 31, 2005, to be filed no later than March 31, 2006, will reflect these same explanations.

March 7, 2006

We would be pleased to discuss this response with you as soon as reasonably possible. Please call me at (970) 328-9711 to discuss any questions you may have. Also, we would appreciate it if future correspondence could be faxed to my attention at (970) 328-9704, which will expedite my receipt of your comments.

Sincerely,

 /s/ Brady Burt

Brady Burt
Executive Vice-President and Chief Financial Officer
Vail Banks, Inc.

Cc:
E.B. Chester, Chairman Vail Banks, Inc.
Gary Judd, CEO and President Vail Banks, Inc.
Lisa M. Dillon, Vice-Chairman Vail Banks, Inc.
Ray Verlinde, Senior Executive Vice-President and Chief Administrative Officer Vail Banks, Inc.
Dan E. Godec, President WestStar Bank